

March 18, 2022

Amy Wilson
Bryan Cave Leighton Paisner LLP
One Atlantic Center
14th Floor
1201 W. Peachtree St., NW
Atlanta, GA 30309

Re: New York City REIT, Inc.
Preliminary Proxy Statement filed by COMRIT Investments 1, LP COMRIT
Investments Ltd., I.B.I. Investment House Ltd., Ziv Sapir, and Sharon Stern
Filed March 11, 2022
File No. 001-39448

Dear Ms. Wilson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement

Background to the Solicitation, page 4

1. Refer to the entries for February 21 and 25, 2022. Please revise your description of the exchange of correspondence and telephone calls relating to the stockholder list to briefly describe all of the company's reasons for rejecting your request, as set forth in the company's letter to your counsel.

Proposal No. 1, Election of Director, page 12

2. Please revise the biographical information of your nominee to disclose, if true, that she also serves as president of Edifice Montfield, and president and secretary of Sharon Lambert-Closse Inc.

<u>Voting and Proxy Procedures - Quorum; Broker Non-Votes; Discretionary Voting, page 16</u>

3.   Please provide us support for your description of the application of NYSE Rule 452 with respect to brokers' discretionary authority with respect to the matters to be voted on at the upcoming meeting and to the effect of broker non-votes on meeting the quorum requirement.

<u>Form of Proxy Card, page 23</u>

4.   Please confirm that in the event you select a substitute nominee prior to the Annual Meeting, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions